Filed by 180 Degree Capital Corp.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Filer: 180 Degree Capital Corp.
Subject Company: 180 Degree Capital Corp.
SEC File No.: 811-07074
Date: August 11, 2025

The following is a transcript of a conference call regarding the conference call hosted by Mount Logan Capital Inc. (“MLC” and “Mount Logan”) on August 8, 2025, to discuss its second quarter 2025 financial results.

Hello, everyone, and welcome to the MLC Q2 2025 Earnings Call. My name is Emily, and I'll be coordinating your call today.
[Operator Instructions]
I would now like to turn the call over to Ted Goldthorpe to begin. Please go ahead.
Edward (Ted) Goldthorpe, Chairman & CEO, Mount Logan Capital.
Thank you, and good morning, everyone. We appreciate you joining us for our second quarter 2025 results call. During the call, we'll refer to the information provided in the second quarter 2025 press release, MD&A and interim consolidated ﬁnancial statements, all of which were released Thursday evening and are available on our website and on SEDAR.
Joining me this morning to discuss our results and outlook for the business is our Chief Financial Oﬃcer, Nikita Klassen; our President, Henry Wang; and our Head of Investor Relations, Scott Chan. As a reminder, all references to dollar amounts on this call are in U.S. dollars unless otherwise stated.
Overall, we made progress on key business initiatives during the quarter and remain conﬁdent in the direction of the business. and we are looking forward to sharing more about that with you today.
We're also pleased to announce that we're paying our 24th consecutive quarterly dividend, which consists of CAD 0.02 per share distribution for shareholders of record as of August 19, 2025.
As a reminder, during the ﬁrst quarter, we announced a transformative all-stock combination with 180-degree Capital or TURN which remains subject to regulatory and shareholder approvals. We ﬁled a joint proxy statement with the SEC around the proposed combination, and the proxy materials was declared eﬀective on July 11, 2025.
We have since held a joint call with 180 Degree Capital's management team to review TURN's preliminary Q2
2025 results, which remains strong consistent with the Q1 performance earlier this year despite the broader market volatility. The joint call also provided an opportunity to discuss our continued excitement around the proposed business combination and to provide folks with an update ahead of our special meeting of shareholders, which are currently scheduled for August 22.
As part of the process, Mount Logan has engaged in several productive discussions with our shareholders. Overall, we have seen a strong shareholder support and received positive encouraging feedback on the strategic rationale and long-term potential of the combined businesses. We anticipate this transaction closing shortly after the shareholder meetings are concluded. Following the combination, the company will continue to operate under the Mount Logan banner and is expected to be listed on the NASDAQ under the ticker “MLCI”, transitioning from its current listing non on Cboe Canada.
On the asset management front, Mount Logan's total assets managed on behalf of Ability grew to approximately $680 million. This represents approximately 64% of Ability's $1.06 billion in total investment assets for a long-term target of reaching 75%.
Managing insurance assets continue to be a key area of growth from Mount Logan as we focus on scaling our fee-generating AUM through our investment management agreements. The growth in Insurance AUM followed an investment by Mount Logan into Ability at the end of the ﬁrst quarter and reinforces the organic engine and ﬂywheel eﬀects that we've built at Mount Logan.
Investments into ability enable us to ensure or reinsure new business, which increases the assets managed by Mount Logan for the beneﬁt of policyholders.
On the insurance side, Ability entered into a new reinsurance contract on May 15, adding in excess of $40 million of MYGA policies through a coinsurance arrangement agreement with the ability to grow the amount we insured through the remainder of the year. We also remain active in evaluating additional partnership opportunities to support future growth as well as new insurance product launches.
With respect to the ﬁnancial results, over the last 12 months, Mount Logan delivered fee-related earnings, or FRE, of $8.4 million, representing 28% year-over-year increase. Spread-related earnings totaled $4.6 million for the trailing 12 months, down from $11.6 million in the prior year, primarily due to actuarial adjustments and soft performance in a submanaged book of business for reinsurance company. The 0.7% spread earnings margin for the trailing 12-month period was below our stated target of 1%. However, we view this as transitory and remain conﬁdent in achieving at least 1% spread earnings on our insurance book.
Asset management and incentive fees for the quarter totaled $3.3 million compared to $3.8 million in the same period last year. The year-over-year decline primarily reﬂects the impact of the wind down of Ovation's alternative income fund. Management fees are expected to continue to decline as AUM rolls oﬀ, and we do not expect to receive incentive fees as it winds down. Partially oﬀsetting this decline was continued growth in fees from the Ability Insurance and opportunistic credit interval funds.
On the retail front, the opportunity to capture market share remains given the low industry-wide allocation to private alternatives and the large total addressable market. While retail fundraising across private alternative strategy, I believe private credit moderated in the second quarter amide broader market uncertainty, we remain committed to this distribution channel and view it as a key driver of long-term growth and go-forward investment.
The Opportunistic Credit Interval Fund or SOFIX, are Opportunistic and Diversiﬁed Credit Interval Funds delivered another quarter of slight growth with net assets increasing to $156 million as of June 30. Year-to- date through July 29, SOFIX achieved 6.4% in positive performance and demonstrated resiliency amid a period of market disruption. We believe the strong performance thus far in 2025 combined with its approximately 8.6% annualized dividend, positions SOFIX well for the fundraising momentum as a diﬀerentiated opportunistic private credit oﬀerings.
Meanwhile, Alt-CIF, our other credit-focused interval fund, reported total net assets of approximately $204 million at quarter end. On the institutional side, our BDC and CLO funds collectively represented approximately $1.1 billion in assets as of quarter end. These vehicles continue to provide good visibility into Mount Logan's top line, driven by stable fee income generated from their permanent and semi-permanent capital basis.
On July 15, we announced the successful closing of the business combination between Portman Ridge and Logan Ridge setting stage to rebrand the merge equity as BCP Investment Corporation. The newly combined and scaled BDC will trade into the ticker BCIC. We believe this transaction delivers meaningful beneﬁts and includes earnings accretion driven by increased scale, with over $600 million in combined assets alongside enhanced operational eﬃciencies, greater capital ﬂexibility and improved liquidity.
From an economic standpoint, Mount Logan will receive increased distributions from Sierra Crest Investment Management and its aﬃliates as Sierra Crest will serve as the investment advisor to signiﬁcantly larger BDC as BC Investment Corp.
On the CLO side, the AUM for quarter end was approximately $500 million. We continue to evaluate opportunity to scale our CLO platform following the successes realized managing the CLOs, which we took over through the Garrison transaction.
Mount Logan management specialty ﬁnance-focused vehicle, the Ovation Alternative Income Fund saw its assets under management declined to approximately $105 million in the second quarter, primarily due to the asset sales -- sale of a large asset in the fund. The fund is in line down in our priorities, maximizing value for our fund investors.
We remain conﬁdent in the long-term opportunity within specialty ﬁnance, which we see the compelling segment within product credit given its attractive yield proﬁle, structural projections, ability to serve creditworthy at underserved market segments that are underbanked and noncorrelation to the traditional sponsor backed direct lending universe. We continue to explore ways to leverage our team's expertise to expand this platform and drive long-term value for shareholders.
On the Insurance side, second quarter investment assets were $1.06 billion and up slightly year-over-year. During the second quarter, Mount Logan assumed a new multiyear guaranteed annuity block of $43 million. Ability's total assets managed by Mount Logan were $680 million. The Insurance business remains highly strategic to Mount Logan and a key source of growth looking ahead to the powerful ﬂywheel eﬀects of owning insurance and managing increasingly larger portion of the assets in-house.
Before I turn the call over to Nikita Klassen, I'd like to take a moment to reiterate our continued enthusiasm about Mount Logan's long-term alpha and the opportunities that lie ahead. We've built the business deﬁned by sustained proﬁtability across 2 core segments, with clear visibility into near-term organic growth within our asset management insurance segments. The acquisition and investment into Ability remains the best example of how Mount Logan can drive growth organically.
Since acquiring Ability, Mount Logan contributed over $40 million in capital to support MYGA reinsurance agreements and increased our managed AUM to $680 million. Today, Ability generates approximately $6.4 million in annual gross run rate management fees and contributed $4.6 million in spread-related earnings over the last 12 months and a discrete piece of our forward-looking business strategy.
While our near-term focus remains on the announced 180 Degree of Capital Transaction. We remain committed to driving growth across our business, achieving excellent results for investors and shareholders in our managed vehicles.
With that, I will hand the call over to Nikita to walk you through our ﬁnancial results for the quarter.
Nikita Klassen, CFO & Corporate Secretary, Mount Logan Capital Inc.
Thanks, Ted. Good morning, everyone. I will now summarize our key results for the second quarter of 2025.
As a reminder, all ﬁgures that are referenced in today's call will be in U.S. dollars, Mount Logan's functional and presentation currency.
For our Asset Management segment in the second quarter of 2025, we generated $4.5 million of revenue. Breaking down our asset management revenue further, our CLOs generated approximately $714,000 in management fees for the quarter Ovation generated $517,000 in management fees from this underlying funds and we also earned $340,000 in 7 other manager fees. SOFIX, our interval fund, generated $917,000 in management and incentive fees.
With regards to our BDCs, Logan Ridge generated roughly $800,000 in management fees, and we recognized a modest gain on our minority interest in Sierra Crest, which manages the Portman Ridge BDC. While these results contributed to revenues increasing by 42% quarter-over-quarter, the main driver of the increase in unrealized gains from our investments held in Runway and other assets.
The Asset Management segment results also are impacted by Alt-CIF, another annual fund for which the related net loss is recorded within administration and servicing fees. Net losses on Alt-CIF were approximately $744,000 for the quarter, driven by declining AUM and higher recurring non-reimbursable expenses of the fund.
We incurred approximately $114 million in operating expenses in the Asset Management segment in the second quarter. This includes $4.9 million of corporate overhead expenses of which $2.3 million is attributable to transaction costs related to the TURN transaction. Excluding these corporate overhead costs, asset management, operating expenses increased 19% year-over-quarter due to the higher economic loss over Alt-CIF and amortization expense on the Ovation IMA as it mirrors the net asset value decline in the underlying funds.
For the quarter ended June 30, Mount Logan incurred $1.9 million in interest and credit facility expenses, which primarily relate to our corporate credit facility and debenture unit. The interest expense increased slightly quarter-over-quarter due to the paid-in-kind interest on the debenture.
Fee-related earnings were $8.4 million for the trailing 12 months ended June 30, 2025, an increase of $1.8 million compared to the trailing 12 months ended June 30, 2024. FRE increased year-over-year due to the increase in fee revenue, equity investment earnings from Sierra Crest and other income, combined with decrease in general and admin expenses, other expenses and increase in tax. Fee revenue primarily increased due to the increased AUM for

Ability, SOFIX and First Trust SMA as well as our growth in SOFIX's preincentive fee net investment income that drove the company's increased incentive fees.
Equity investment and earnings increased for the trailing 12 months ended June 30 despite lower Portman Ridge fees earned as there were lower expenses incurred at the Sierra Crest Investment Manager. General admin and other expenses decreased due to the expiration of the transition services agreements and tax expenses decreased due to overall net loss. The increase in FRE was partially oﬀset by several increases in compensation costs from increased head count.
Moving on to our insurance business. The insurance business generated $6.7 million in revenue, a slight decrease of $2.3 million compared to the prior quarter. The decrease in revenue was primarily attributable to a $3.5 million decrease in insurance service results due to losses recorded on the newly assumed MYGA business, which are treated as onerous contracts on day one by IFRS and a $1.9 million decrease in net gains from investment activities due to higher treasury yields. The decreases were partially oﬀset by a $1.5 million increase in realized and unrealized losses on embedded derivatives attributed to our fund held assets and a
$1.6 million increase in net investment income due to lower investment expenses on assets held by the company under the Modco agreement with Vista.
The insurance business incurred total expenses of $13.2 million, a decrease of $10.1 million quarter-over- quarter. The decrease was mainly driven by higher treasury yields in the current quarter, which resulted in insurance ﬁnance expenses, meaning $13.1 million lower compared to prior quarter. This decrease was partially oﬀset by higher net interest income of $2.6 million on assets held by the company under its modiﬁed coinsurance agreement with Vista. There also was a $369,000 increase in General and Admin expenses due to higher credit loss provisions on several of the investment assets.
FRE or SRE's spread-related earnings was $4.6 million for the trailing 12 months ended June 30, 2025, compared with $11.6 million for the trailing 12 months ended June 30, 2024, a decrease of $7 million. The SRE decrease year-over-year was due to higher cost of funds, partially oﬀset by lower operating expenses. Cost of funds increased due to an unfavorable impact in in-force update of $1.8 million related to the Guardian block of our LTC business. Whereas for the trailing 12 months ended June 2024, there was a favorable in-force impact of $4.8 million on the Medico block of our LTC business. Additionally, higher interest accretion on our LTC liabilities further contributed to the increase in cost of funds.
Other operating expenses have decreased as a result of ongoing eﬀorts to streamline operations and reduce expenses. Mount Logan reported basic and diluted loss per share of $0.12 for the second quarter of 2025.
This is compared to basic and diluted loss per share of $0.48 in the 3 months ended March 31, 2025. The increase in earnings per share resulted from a decrease in net insurance ﬁnance expense and increase in net investment income within the insurance segment quarter-over-quarter.
As of June 30, 2025, Mount Logan's balance sheet reﬂected total assets of $1.73 billion, total liabilities of $1.68 billion and shareholders' equity of $45.8 million. The decrease in shareholders' equity from the ﬁrst quarter was due to cumulative net losses and distributions to common shares.
On the asset management side of the balance sheet, total assets decreased slightly by 1.5% quarter-over- quarter to $59.9 million. This is primarily driven by the decrease in intangible assets due to the liquidation of a large asset from the Ovation fund. This is because the amortization method on the Ovation Investment Management Agreement near the NAV runoﬀ omni-managed assets. The decrease in assets was partially oﬀset by an increase in other assets. Other assets have increased due to deferred tax assets arising from accounting and tax diﬀerences.
Asset Management Total Liabilities increased 4.8% to $102.6 million, driven by an increase in our due to aﬃliates balance. Proﬁt expenses payable have grown in the second quarter in anticipation of the special dividend payment made in mid-July to Logan Ridge shareholders. The quarter's net economic loss attributable to the company's service agreement with the Sierra Crest also increased the company's payable under the contract.
On the insurance side of the balance sheet, total assets increased quarter-over-quarter by $26 million or 1.6% to $1.7 billion. The increase in assets was attributable to an increase in investments as the new MYGA business from the National Security Insurance Company, or NSG, was ceded to Ability. This increase was partially oﬀset by a decrease in reinsurance assets due to recovery from reinsurers.

Our Insurance segment reported total liabilities of $1.6 billion, representing an increase of $23.5 million from March 31, 2025. The increase in liabilities was attributable to increases in insurance contract liabilities $30.9 million due to the assumption of the aforementioned new MYGA business, partially oﬀset by higher treasury yields, leading to a lower present value of liabilities. The increase was partially oﬀset by a $4.3 million decrease in the investment contract liabilities as a result of increased MYGA surrenders as well as claim payments, partially oﬀset by interest accretion on the MYGA liabilities.
Our interest rate swap derivatives decreased by $1.4 million due to higher yields. Further, the fund withheld liability also decreased $1.1 million due to recoveries from Front Street Re. Overall, the company has experienced fairly consistent FRE and SRE over the last 12 months, and we look forward to the transformational second half of the year ahead for Mount Logan in anticipation of the term transaction.
I will now turn the call back to Ted for some closing remarks.
Mr. Goldthorpe
Thanks, Nikita. In closing, we're very excited on the prospects of our business, which reﬂects the durability of Mount Logan's fee and spread related business model. Our managed fund performance remains strong with low volatility, underpinned by our focus on investing in high-quality private credit assets that exhibit strong risk-adjusted returns.
We remain excited about the opportunity to deploy capital and increase our assets under management while we remain focused on enacting operational improvements to increase proﬁtability across our business.
We remain excited about the anticipated completion of our transformative business combination with 180 Degree Capital. We believe the increased scale and expanded investor universe will slightly enhance our ability to drive growth in both fee and spread related earnings. A U.S. NASDAQ listing is expected to broaden our investor base and improve liquidity in our shares, which we hope unlocks valuation expansion and future capital formation.
This concludes our prepared remarks. We'll now transition the call to a Q&A session if the operator could please coordinate.
Q&A
Operator
[Operator Instructions]
Our ﬁrst question today comes from Matthew Lee with Canaccord Genuity.
Matthew Lee, Canaccord Genuity Corp.
When we started thinking about the year, we kind of came up with an FRE and SRE of $11 million each, I think at the beginning of the year. Obviously, the ﬁrst half has not kind of been on that run rate. But how do we get back to that? And if something structurally diﬀerent now than what you had expected going into 2025?
Ms. Klassen
Thanks for the question. So I think, obviously, the way interest rates behave from a macro perspective does have an impact. We are sheltered a little bit by our $187 million hedge that we have that covers some of our investment portfolio. I'd say the other pieces that we've been looking at is our legacy mortgage book hasn't been performing as well as we would have liked it to perform. So that's contributing to a little bit of the drag this quarter and some of the reserves that we put up against that book.
We're also looking at sort of doing workout arrangements with these mortgages, which can take a little bit of time, which we should see happening in the second half of the year. In terms of getting back on track, I mean, as we said, sort of the insurance business is the ﬂywheel to Mount Logan's outperformance. And so with the additional capital that will come with the TURN merger closing, I think it's really looking at how we can put that into its best use to generate return for investors. And so hopefully, that will result in meaningful direct increase to FRE in that perspective.
Mr. Goldthorpe

Yes. So there's a bunch of onetime things that happened this year, which we just don't think are ongoing. And we do have a lot of cash in our insurance company today that we need to invest and that will beneﬁt. So between that and as Nikita said through just closing the transaction and some organic things we're doing, we expect to kind of -- we expect that to really grow.
Mr. Lee
Okay, that's helpful. And then I might have missed this one because I was on another call. But can you update us on the timing of the TURN close and any more transaction costs expected for the rest of the year?
Mr. Goldthorpe
I'll answer the ﬁrst part of it. I mean, obviously, voting just opened recently, and we feel very, very good about where we stand today. The actual date of the vote is August 22. And so that's kind of what we're pushing towards. So, if we get the vote, we expect to close sometime at the end of the third or in the fourth quarter.
Mr. Lee
Okay. That's helpful.
Ms. Klassen
Yes. On the cost side, I think the bulk of the cost was incurred sort of getting the merger agreement signed, getting the proxy on ﬁle with the SEC, which was declared eﬀective in early July. So any incremental costs now are really just sort of the natural closing process. So we don't expect sort of the run rate that we had over the past 6 months to continue.
Operator
The next question comes from Chuck Burns with CIBC.
Chuck Burns, CIBC Wood Gundy Inc.
I just had a short question on if you could again review brieﬂy. Maybe you touched on it in terms of capital. But with the 180 Degree capital merger almost done or almost at the ﬁnish line, can you brieﬂy go over the main beneﬁts of this combination?
Mr. Goldthorpe
Yes, for sure. Great question, and we should have hit that a little harder. Number one is, obviously, it's going to increase in scale. So that oﬀsets some of the public company costs that we bear. We do think we'll trade a lot better and have a lot more liquidity from being listed on NASDAQ. So, the Cboe Canada has been a fantastic partner for us over the last period of time, but broadening liquidity and getting a bigger market cap, I think it's going to be very, very helpful for our valuation.
Obviously, that transaction comes with some cash, and that cash is -- the management team at TURN has done a really good job of increasing NAV. So, since we've announced the deal, their NAV is higher and we plan to use some of that cash to help drive some of our organic opportunities that we're looking at.
And again, the last thing I'd say is the management team of 180 Degree Capital brings a skill set that we don't have. And we actually think that it's very accretive from a deal sourcing perspective, and that should help us fundraising capital markets fees and everything else ancillary that goes along with it. So, this is -- we're very, very -- this is a very, very good deal for our shareholders, and we're very focused on trying to get it down.
Operator
The next question comes from Masa Song with TD Securities.
Masa Song, TD Securities
I have two questions. First is on the growing private credit sector. And with Manulife's acquisition of Comvest earlier this week, which is quite interesting. Is there anything you can share on your current M&A pipeline?
Mr. Goldthorpe
Yes, good question actually. So, the Comvest deal for those who don't know was acquired by Manulife and that business is a pretty good comp for what we're doing. And obviously, if you look on any multiple on either cash ﬂow or what's publicly available in AUM, it's obviously a very high multiple. So, you've seen a wave of consolidation in our space at very, very high multiples, implying a lot higher stock price for Mount Logan. So that's number one.
And then number two is our M&A pipeline probably the highest it's been in a very long time. So, we're working on a bunch of M&A deals right now. And I think it all goes back to the same thing, which is scale matters. And I think a lot of people are concluding that joining with a big platform like ourselves allows you to get the enhanced beneﬁts of growth and scale. So, we think we're one big consolidator and beneﬁciaries of this, but I think all these -- your point or comment is a good one, I think it highlights the value on these platforms.
Ms. Song
That's very good color. And then my follow-up is on, is there any potential macro headwinds that the team is currently monitoring just given the ongoing economic uncertainty?
Mr. Goldthorpe
Yes. I mean I would say the number one thing we're sensitive to is credit losses. So as of now, we don't expect to have -- our portfolio is in very, very good shape right now. But that is the -- that's probably the biggest thing that we obviously focus on. Obviously, there's a lot of discussion on rates. I mean a lot of what's happening today is actually inﬂationary versus deﬂationary. And, so, we don't really foresee massive rate cuts. So, we should be okay from that perspective.
Again, our investment strategy has been very safe assets like our insurance assets, which represent a big chunk of our AUM are largely investment grade. And the rest of our portfolio generally speaking is senior in the capital structure. So, we feel like -- we don't know what's going to happen in the next 12, 18 months, but we feel like our business relatively inﬂated from it.
And the last thing I'd say is our revenue streams largely are relatively consistent. So, we don't generate a lot of incentive fees. We don't generate a lot of market-based performance fees. And so again, our FRE is relatively should be relatively insulated from changes in...
Operator
[Operator Instructions] At this time, we have no further questions. And so I will turn the call back to the management team for any closing comments.
Mr. Goldthorpe
Thank you, everyone, for your time today. As always, we are happy to make ourselves available for any questions you may have on the business. We look forward to speaking with you to recap Q3 2025 results in November. And I would hope you guys all have a great end of the summer and a great weekend. Thank you.
Operator
Thank you, everyone, for joining us today. This concludes our call, and you may now disconnect your lines.